Exhibit 99.1

Press Release	Press Release	Press Release

Sify reports revenues of US $38.16 million for
Second quarter of fiscal 2010-11
•	Data Center Build practice gaining momentum — three completed, four under implementation

•	Focus on Managed Services

•	Cloud Services gathering steam

•	Network Outreach expands to 622 towns and cities

•	Consumer Business — expands services to SOHOs and SMBs — targets the large number of unbranded cyber cafes

•	International business now contributes significantly to Company’s business
Chennai, Monday, 1st November, 2010 — Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, today announced its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the second quarter of fiscal year 2010-11. The Company reported revenue of US$38.16 million and net loss for the quarter of US$3.38 million. This compares with revenue of US$38.69 million and net loss of US$2.62 million in the year-ago quarter. The revenue and net loss for prior quarter were at US$38.46 million and US$3.33 million respectively. Gross margins improved to 38%, up from 37% for the previous quarter.
“We are pleased with the positive momentum generated by the recently launched Cloud Services and the increasing maturity of our new Enterprise Model,” said Raju Vegesna, CEO of Sify Technologies Ltd. “Our efforts to configure the Company as a delivery vehicle for Managed services by vertical integration of Sify’s Private Cloud, technology infrastructure and Business Operations is progressing well. Our new alliances with world-class partners enhance our core competencies and enable us to deliver best-in-class solutions to our customers and our partners and their customers as we continue to focus on improved financial results. These alliances with major industry partners have been a matter of great satisfaction for us and with the start of our fully owned subsidiary, Sify Software Ltd. (SSL), we will begin to offer in-house products developed over open-source to our Enterprise customers. We want to create solutions for our Customers and elevate our services up by a notch”.

Sify launched its Cloud Services for Data Storage and Computing in a tie-up with Hitachi and HP in fourth quarter of fiscal 2009-10.
“Our International business has scaled up and is now contributing to 10% of the Company’s revenue”, said CVS. Suri, Chief Operating Officer. “Both the Infrastructure Management business and the eLearning business are venturing into new lines of activities; while the IMS business has added in its portfolio, hardware sales and systems integration along with IMS services, the eLearning business has started seeing traction with its customized LMS platform, having signed on its first customers. In the Enterprise segment our effort is to deepen our relationship with existing customers with Cloud offerings. On the Consumer side, we have reached out with value packages to the SOHO and mini-business segments. Our residential Broadband strategy will be around providing wireless services, following the success of our pilot in Chennai.”
“We are pleased to announce positive cash flows from operations amounting to US$0.62 million this quarter,” said MP Vijay Kumar, CFO of the Company. “Positive cash flows from operations have been sustained over the last three quarters through better working capital management, and continued focus on better cost control, increasing productivity by better utilization of existing resources and ensuring profitability of on-going projects. A zero-based approach to every dollar of expenditure drives our efforts to generate better financial performance. We are increasingly focusing on tax-refunds, collections and quality procurement to give added support to our business teams. The Company’s liquidity position is expected to be satisfactory with the infusion of capital.”
Sify reported in August 2010 that its promoter will infuse capital of US$86 million towards liquidity and expansion of the Company’s operations.

Unaudited Consolidated income statement as per IFRS (( In $ million, all translated at $1 = Rs.44.92)

	Quarter ended	Quarter Ended	Quarter ended	Year Ended
	September	September	June	March
Description	2010	2009	2010	2010
	Unaudited		Unaudited	Unaudited

Enterprise	31.30	30.27 *	32.13	118.77
Consumer	3.03	5.24	3.20	18.81
Others	3.83	3.18	3.13	11.80

Revenue	38.16	38.69	38.46	149.38

Cost of Revenues	(23.63)	(23.45) *	(24.05)	(91.20)

Selling, General and Administrative Expenses	(13.91)	(14.11)	(13.08)	(54.90)

EBIDTA	0.62	1.13	1.33	3.28

Depreciation and Amortisation expensese	(3.89)	(3.34)	(3.89)	(15.69)

Net Finance Expenses	(1.30)	(1.53)	(1.39)	(5.92)

Other Income	0.45	0.67	0.42	15.43

Share of Affiliates	0.74	0.45	0.20	2.03

Profit / (loss) Before tax	(3.38)	(2.62)	(3.33)	(0.87)

Income Taxes	—	—	—	1.81

Profit / (loss) for the period	(3.38)	(2.62)	(3.33)	0.94

Profit attributable to:

Owners of the parent	(3.38)	(2.62)	(3.33)	0.73

Non-controlling interests	—	—	—	0.22

Net income / (loss) — After minority interest	(3.38)	(2.62)	(3.33)	0.94

*
Reflects an immaterial error correction to report revenue and cost of revenue of USD 2.24 million relating to certain trading transactions on net basis. This adjustment did not have any impact on the reported net income or earning per share.

	Qtr Ended			Year Ended
Non Financial Indicators	Sep 10	Sep 09	Jun 10	Mar 10
e Port
Subscribers active (000s)	104	306	134	165
No of e Ports (Operational)	1,141	1,500	1,081	1227

Broadband
Subscribers (000s)	79	137	82	106
No of CTOs	1,645	1,994	1,767	1967
ARPU	36	303	273	285

Technology
No of PoPs	622	573	615	604
BUSINESS HIGHLIGHTS
Enterprise Business
Sify’s Enterprise business has successfully added several large enterprise customers in all its business verticals. Riding on the back of growing demand for Cloud and Data Center services and backed by alliances with some of the industry’s leading players, Sify consolidated its position as a Managed Services Provider.
Connectivity:
Sify has successfully closed the quarter with significant wins from sectors like IT, Telecom, Retail, Manufacturing and Govt. Some of the major wins during the quarter were from Videocon Mobile Services, Planet M, Meggit, Toshiba, Maruti Suzuki etc. The SME market is growing and in order to address this segment, Sify has launched “Just Connect” which provides Clean Internet Bandwidth with robust RF last mile connectivity.
Hosting:
The Hosting business has grown by 18% over the same quarter previous year. The Cloud Computing Services launched in Q1 have shown very high acceptance in market. This has helped Sify to win many contracts including Getit, ABP (Ananda Bazaar Patrika) etc. The Government of Maharashtra has also awarded a contract to Sify for providing Cloud Computing Services to its departments. All the customer contracts include IaaS (Infrastructure as a Service) i.e. On-demand Compute, On-demand Storage and Managed Services.
The growth in the Hosting business has been driven both through the addition of new customers as well as existing customers have increased their capacities. Some of these contracts include PACNET, L’Oreal, Kelloggs etc. Sify is actively working with ISV communities to host their applications on the Cloud platform.

Managed Voice services:
Business Volume (in minutes) of International Long Distance (ILD) business (India Termination) has grown by a little over 24% this quarter over the previous quarter and the revenue grew by around 12%. 10 new carriers have been added as customers in the last quarter for voice termination.
System Integration Business:
Sify has been awarded the contract for the Kerala State Data Center. With this win, the total number of State Data Center projects won by Sify will reach five. Sify’s Data Center Build-practice in the Enterprise segment is also gaining momentum. During the last quarter we won the contract to build a Data Center for Vodafone.
CONSUMER SERVICES
Launch of India’s first Consumer Cloud Services — Sify mylife — In July 2010, Sify launched India’s first Consumer Cloud Services, branded as Sify mylife. Sify mylife is a rich ecosystem which enables consumers to access a whole new world of services, application developers to build and host solutions on Sify mylife and advertisers to talk to people who access the net, either at cafes, at home or on mobile internet devices like smart phones.
End consumers can connect to Sify mylife from the new model of cyber cafes. While Sify ePorts (cybercafes) are cloud-access-ready, any other cybercafé can also connect to Sify mylife either through a Sify Broadband connection or a specially designed ‘Sify Edge’ device. Sify mylife empowers cyber cafes with a host of benefits — cyber security tools, café management software, lifestyle enhancing services for consumers, online test center, economical International calling facility, advertising & brand engagement platform and lots more. Based on the initial campaign, 500+ cyber cafes have signed on to this initiative.
“Hi5 from Sify” promotion campaign for new broadband portfolio — In line with the introduction of a refreshed and more competitive broadband portfolio, Sify launched a focused registration drive, with an attractive and competitively priced multi-month plan in the range. The marketing campaign ran across 5 major markets — Delhi, Mumbai, Kolkata, Hyderabad and Pune, with the key product driver for the campaign being the 3 months 384 kbps day/ 512 kbps night unlimited plan.

Broadband to SMB/ SOHO crosses the 300 mark — To capitalize on the large SMB (Small & Medium Businesses) population in India, Sify recently launched wireless broadband for the SMB/ SOHO segment under the name Platinum. With uninterrupted connectivity, dedicated speeds up to 2 Mbps, value added features and a dedicated helpline, the product provides a superior Internet connectivity to the SMB customer. Along with superior Internet connectivity, SMB customers get a superior voice product — Sify Talk.
Launch of Sify Talk, a “Voice over Broadband” service - September 2010 saw the launch of Sify Talk, a VoIP (Voice over Internet Protocol) service, targeted at Small and Medium Businesses (SMBs) and Small Office/Home Office (SOHO) businesses. Sify Talk enables customers to make International calls from any standard telephone device to any phone — saving up to 70% on their international call bills. The leading advantage is that neither does the caller need a computer to make a call nor does the recipient have to be connected to the Internet to receive the call. Further, Sify Talk is designed to work on any pre-existing broadband connection at the customer’s premise. Registration for Sify Talk is free and can be done by visiting www.talk.sify.com.
Sify Talk offers a wide range of plans ranging from Rs. 50 to Rs. 4000. Customers can even select plans specific to their international call destinations.
Sponsorship of Media Marketing round-table — In recognition of the increasing online audience visiting sports portals and as part of our trade marketing initiative, sify.com sponsored a Media Marketing round-table in Delhi (Gurgaon). The highlight of the event was the panel discussion which had as panelists : Joy Bhattacharjya, Chief Executive Officer, Kolkatta Knight Riders; Sandeep Singh Arora, Executive VP — Marketing, Pepsico India; Arnab Mitra, Director — India, Havas Digital and Arun Rajamani, GM Portals Business, Sify. The forum also afforded an opportunity for Sify to share and communicate its strengths in the Sports portals genre.
Launch of Sify optimized IE8 (Internet Explorer 8) — Sify-optimized IE8 comes with two key features — Web slices and Accelerators. Web Slices enable users to view the latest news, stock market updates or cricket scores just by a single click on the Favorites bar.

About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements
Sify: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 6-K for the quarter ended September 30, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information, please contact
Sify Technologies Limited
Mr. Praveen Krishna
Corporate Communications
+91 44 22540777 (extn.2055)
praveen.krishna@sifycorp.com
Mr. Pijush Das
Investor Relations
+91-44-2254-0777 (ext. 2703)
pijush.das@sifycorp.com
Grayling Investor Relations
Ms. Trúc Nguyen (ext. 418)
Mr. Christopher Chu (ext. 426)
+1-646-284-9400
truc.nguyen@grayling.com
christopher.chu@grayling.com